May 24, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:           Melissa Kindeland

    Kathleen Collins

    Kathleen Krebs

    Larry Spirgel

Re:      Acies Acquisition Corp. (the “Company”)

   Registration Statement on Form S-4

   File No. 333-253135

   Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-253135), as amended, be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on May 25, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Steven Stokdyk of Latham & Watkins LLP at (213) 891-7421 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Very truly yours,

ACIES ACQUISITION CORP.

By:	/s/ Daniel Fetters
Name:	Daniel Fetters
Title:	Co-Chief Executive Officer

cc:	Edward King, Co-Chief Executive Officer, Acies Acquisition Corp..
Andrew Pascal, Chief Executive Officer, PLAYSTUDIOS, Inc.
Steven B. Stokdyk, Latham & Watkins LLP
Brent Epstein, Latham & Watkins LLP